Telzuit Medical Technologies, Inc.
                          5422 Carrier Drive, Suite 306
                             Orlando, Florida 32819
                              Phone: (407) 354-1222

                                February 3, 2006

VIA  EDGAR  AND  FACSIMILE:  (202)  772-9209
--------------------------------------------

Ms.  Kristi  Beshears
Division  of  Corporation  Finance
U.S.  Securities  and  Exchange  Commission
450  Fifth  Street,  N.W.
Washington,  D.C.  20549

     Re: Telzuit Medical Technologies, Inc. (formerly Taylor Madison Corp.) Form 10-KSB for the year ended June 30, 2004
          Filed  October  19,  2004
          File  No.:  001-15034

Dear  Ms.  Beshears:

     On behalf of Telzuit Medical Technologies, Inc. (formerly Taylor Madison Corp.)(the "Company"), this letter responds to the comments you provided by letter January 10, 2006 regarding the Company's Form 10-KSB for the year ended June 30, 2004. Assuming the responses set forth below are satisfactory, we intend to file a revised Form 10-K for the year ended June 30, 2004, which would incorporate our response set forth below and other miscellaneous, non-material changes. We plan to file the revised Form 10-K by February 7, 2006.

     Your comments are set forth below in italics, and each comment is followed by the Company's response.

     1. We note your responses to our comments and await your filing of Form 10-K for the year ended June 30, 2004 which incorporates the proposed revisions in your response letters dated July 7, 2005 and December 8, 2005.

     Assuming the responses set forth below are satisfactory, we intend to revise our filing to use Form 10-K for the year ended June 30, 2004 and to file the revised Form 10-K on February 7, 2006.

Note  2  -  Significant  Accounting  Policies
---------------------------------------------
Revenue  Recognition,  page  19
-------------------------------

     2. We note that you entered into the Victory agreement effective May 20, 2003 and that the agreement was terminated June 30, 2004. We also note in

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your response to comment four that the $200,000 advance from Victory represented a non-refundable advance against anticipated sales in the first year of the Victory agreement. In this regard, please tell us why the $200,000 was recognized ratably over the calendar year ended December 31, 2003, which includes periods before the Victory agreement was effective.

     While the agreement was effective May 20, 2003, it specifically noted that the "first year" was to expire on December 31, 2003, and that is why the entire $200,000 was recognized ratably over the period ended December 31, 2003, as this is the period covered by the agreement. Moreover, the Victory Agreement required payment of the $200,000 in accordance with the following schedule: (a) $50,000 on May 21, 2003, (b) $50,000 on June 30, 2003, and (c) $100,000 on
December  31,  2003.  All  such  payments  were  non-refundable.

     3. In your response to comment five, you note that $50,000 of the $150,000 of licensing fees recognized in the year ended June 30, 2004 were not related to Victory. This contradicts your disclosure in Note 1, page 17, in which you state that the company earned $150,000 during the year ended June 30, 2004 in connection with the Victory agreement. Please revise your footnote as necessary. In addition, please provide us with more details of how the additional $50,000 was earned. Specifically, tell us now you determined that persuasive evidence of an arrangement existed and that delivery had occurred or services had been rendered pertaining to this revenue. You should also disclose the nature and material terms of this contract in the notes to the consolidated financial statements, as it is not apparent to what agreement this revenue relates. Based upon your current disclosure, it does not appear that your company was party to any other effective sub-licensing agreements during this time.

     The  disclosure  in Note 1, page 17 has been changed.  It reads as follows:

     Cara Mia was the first brand the Company acquired the licensing rights from Omniscent Corp. that began distribution through a licensing agreement with Victory International (USA) LLC. Cara Mia Skincare initially launched in Puerto Rico with four products created specifically as skincare solutions. The Company earned $100,000 during the calendar year ended June 30, 2004 in connection with this agreement. Victory no longer distributes this brand and the agreement has been terminated.

     The Company was not party to any other effective sub-licensing agreements. The additional $50,000 of income was received in cash in the quarter ended March 31, 2004 and there is no written agreement or contract regarding this revenue. This was a one time receipt, which income was recognized immediately upon receipt, as there is no requirement to refund the payment received. There were no future obligations connected to the transaction. Since there are not any material terms or a contract related to the transaction, there has been no additional disclosure.

     4. We note your response to comment six. Please provide us with more details of how the additional $25,867 was earned from DuPont Authentication Systems and disclose your arrangement in the notes to the consolidated financial statements. Specifically, please tell us how you determined that persuasive evidence of an arrangement existed and that delivery had occurred or services

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had  been  rendered  pertaining  to  this  revenue.  Based  upon  your  current disclosure, it does not appear that your company was party to any other effective royalty agreements during this time.

     The Company was not party to any other effective royalty agreements. There is no written agreement or contract regarding this revenue. This was a one time receipt, which income was recognized immediately upon receipt, as there is no requirement to refund the payment received. There were no future obligations connected to the transaction. Since there are not any material terms or a contract related to this receipt, there has been no additional disclosure.

Note  4  -  Related  Party  Transactions,  page  21
---------------------------------------------------

     5. We note your response to comment seven. Please revise your disclosure in order to clarify that the 2,500,000 shares of preferred stock or $500,000 cash is not related to the Cara Mia licensing agreement, but rather to the purchase option only. Please also disclose specifically that the option was not exercised by your company.

     The disclosure has been changed to clarify that the 2,500,000 shares of preferred stock or $500,000 cash is not related to the Cara Mia licensing agreement, but rather to the purchase option only. Additionally, we have disclosed that the option was not exercised by our Company. The revised disclosure reads as follows:

     "On May 19, 2003, the Company entered into a Brand Sale and License Agreement with Omniscent, pursuant to which the Company was granted both a worldwide license to market the Cara Mia brand and skin care line (which we subsequently sublicensed to Victory), and an option to purchase the Cara Mia brand and skin care line. The Cara Mia line initially debuted with four products created specifically to repair and rejuvenate the user's skin. The option to purchase the design and development rights provides for a purchase price of 2,500,000 shares of preferred convertible stock or a cash payment of $500,000, at the Company's option, and 30% of all revenues and/or sub-licensing fees. If issued, the preferred shares will be convertible into shares of common stock of our Company on a one-to-one basis at the option of the holder, but in no event may the preferred shares be converted into more than 19.9% of our issued and outstanding common stock. Sharon Lallouz is the principal shareholder of Omniscent Corp. and is also the spouse of the Company's Chief Executive Officer. Mr. Lallouz was appointed the Chief Executive Officer and director of the Company following the execution of the agreement. The Company has not closed on its transaction with Omniscent Corp. The 2,500,000 shares of preferred convertible stock or a cash payment of $500,000 is not related to the Cara Mia licensing agreement, but rather to the purchase option only. Ultimately, this option was not exercised by the Company. The two companies have agreed not to pursue this agreement. No revenues have been earned in connection with this agreement."

     In providing the responses set forth in this letter, the Company acknowledges that:

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     -    the  Company  is  responsible  for  the  adequacy  and accuracy of the disclosure in the filing;
     - Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
     - the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We hope that this letter is responsive to your comments. If you have any questions regarding the information set out above or any additional comments, please call the undersigned at (407) 354-1222 or Brent A. Jones, Esq., Bush Ross, P.A., at (813) 204-6420.

                                   Sincerely,


                                   /s/ Donald Sproat
                                   -----------------------------------------
                                   Donald  Sproat
                                   President  and  Chief  Executive  Officer

cc:  Brent  A.  Jones,  Esq.
     Bush  Ross,  P.A.

     Timothy  S.  Hart,  CPA
     Ullman  &  Hart  CPAs

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